505 Huntmar Park Drive | Suite 300

Herndon, VA 20170

571-323-3939 | www.BECN.com

October 31, 2019

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing and Construction

100 F St. NW

Washington, DC 20549

Attn: Dale Welcome

Jeanne Baker

Re: BEACON ROOFING SUPPLY INC.

Form 10-K for the fiscal year ended September 30, 2018

Filed November 20, 2018

File No. 000-50924

Dear Mr. Welcome and Ms. Baker:

This letter responds to comments 2 and 3 in the Staff’s April 25, 2019 letter regarding the above referenced Annual Report on Form 10-K.  Beacon Roofing Supply has determined that it no longer will present any Adjusted EPS measure that assumes conversion of its participating Preferred Stock for fiscal periods beginning after September 30, 2019.

We understand that the Staff does not require anything further from Beacon at this time with regard to the April 25th comment letter. Please contact me or Mr. Mandich if you have further questions or require further information from Beacon.

Sincerely,
/s/ JOSEPH M. NOWICKI
Joseph M. Nowicki
Executive Vice President & Chief Financial Officer

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